Messerli & Kramer P.A.

150 South Fifth Street, Suite 1800

Minneapolis, Minnesota  55402

Via EDGAR

May 20, 2005

U.S. Securities and Exchange Commission

450 Fifth Street N.W.

Washington, D.C.  20549-0405

Re:

Bontan Corporation Inc. (the "Company")

Amendment No. 3 to Registration Statement on Form F-3

SEC File No. 333-123533

Ladies and Gentlemen:

With this letter, we are (i) filing Amendment No. 3 to the above Registration Statement containing changes as requested by the Staff in a recent telephone call to the undersigned, and (ii) providing additional supplemental information regarding comment no. 2 contained in the Staff’s comment letter dated April 22, 2005.

With respect to comment no. 2, supplementally, we advise the Staff that the Company has eliminated as selling shareholders all registered-broker dealers or affiliates of a registered broker-dealer wherever located.  Therefore, the Company can advise the staff that no selling shareholder is a registered-broker dealer or affiliate of a registered broker-dealer.

The Company has revised the list of selling shareholders accordingly beginning on page 11 of the Registration Statement and made conforming changes throughout the Registration Statement.  The Company has also updated certain information as indicated in the Registration Statement.

Please contact the undersigned regarding this filing at 612-672-3765.  Thank you for your prompt attention to our filing.

U.S. Securities and Exchange Commission

May 16, 2005

Very truly yours,

/s/ Pamela A. Curran

Pamela A. Curran

Messerli & Kramer P.A.

150 South Fifth Street, Suite 1800

Minneapolis MN 55402

612 672 3765 (direct)

pcurran@mandklaw.com